UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4	Washington, D.C. 20549	OMB APPROVAL
❑	Check this box if no longer	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287
subject to Section 16. Form 4 or	Expires: January 31, 2005
Form 5 obligations may continue.	Estimated average burden
SeeInstruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility	hours per response . . . . . ..0.5
(Print or Type Responses)	Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol	6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Iribe	P.	Chrisman	PG&E Corporation (PCG)	Director	____	10% Owner
(Last)	(First)	(Middle)	3.	IRS Identification	4.	Statement for	X Officer (give	____	Other (specify
Number of Reporting	Month/Day/Year	title below)	below)
Person, if an entity	Senior Vice President
7600 Wisconsin Avenue, 2nd Floor	(Voluntary)	11-27-02
(Street)	5.	If Amendment,	7.	Individual or Joint/Group Filing	(Check Applicable Line)
Date of Original	X Form filed by One Reporting Person
(Month/Day/Year)	Form filed by More than One Reporting Person
Bethesda	MD	20814-6161
(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security	2.	Trans-	2A.	3.	Trans-	4.	Securities Acquired (A)	5.	Amount of	6.	Owner-	7.	Nature of
(Instr. 3)	action	Deemed	action	or Disposed of (D)	Securities	ship	Indirect
Date	Execution	Code	(Instr. 3, 4 and 5)	Beneficially	Form:	Beneficial
Date, if	(Instr. 8)	Owned	Direct	Owner-
any	Following	(D) or	ship
(Month/	(Month/	(A)	Reported	Indirect
Day/	Day/	or	Transaction(s)	(I)
Year)	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Held by Trustee of
Common Stock	(No reportable transactions)	19,311.0801(1)	I	PG&E Corp.
Retire. Svgs. Plan

Common Stock	(No reportable transactions)	9,978.594(2)	D

(1)	Represents the approximate number of shares of PG&E Corporation common stock held for the reporting person in the PG&E Corporation Stock Fund of the PG&E Corporation
Retirement Savings Fund Plan. That fund holds units consisting of PG&E Corporation common stock and a small short-term investments component. The number of shares is computed by dividing the value of the units by the daily closing price. Dividends are automatically invested in additional units at the election of the participant. Balance has been trued up to conform to Plan balance at date of transaction reported.
(2)	Includes 9,978.594 Special Incentive Stock Ownership Premiums (SISOPs) (phantom stock) awarded pursuant to the PG&E Corporation Executive Stock Ownership Program.
SISOPs vest three years after the date of grant subject to accelerated vesting upon certain events. Unvested SISOPs are subject to forfeiture if certain stock ownership targets are not met. Vested SISOPs are automatically payable in an equal number of shares following termination of employment.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained	(Over)
in this form are not required to respond unless the form displays	SEC 1474 (9-02)
a currently valid OMB control number.
FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative	2.	Conver-	3.	Trans-	3A.	4.	Trans-	5.	Number of Deriv-	6.	Date Exer-	7.	Title and Amount of	8.	Price	9.	Number	10. Owner-	11. Nature
Security	sion or	action	Deemed	action	ative Securities Ac-	cisable and	Underlying Securities	of	of deriv-	ship	of
(Instr. 3)	Exercise	Date	Execution	Code	quired (A) or Dis-	Expiration	(Instr. 3 and 4)	Deriv-	ative	Form of	Indirect
Price of	Date, if	(Instr. 8)	posed of (D)	Date	ative	Secur-	Deri-	Benefi-
Deri-	any	(Instr. 3, 4, and 5)	(Month/Day/	Secur-	ities	vative	cial
vative	(Month/	(Month/	Year)	ity	Bene-	Security:	Owner-
Security	Day/	Day/	(Instr.	ficially	Direct	ship
Year)	Year)	5)	Owned	(D) or	(Instr. 4)
Follow-	Indirect
ing	(I)
Reported	(Instr. 4)
Trans-
action(s)
Date	Expira-	Amount or	(Instr. 4)
Exer-	tion	Title	Number of
Code	V	(A)	(D)	cisable	Date	Shares

Phantom Stock	1 for 1	11-27-02	A	V	333.579689(1)	(2)	(2)	Common Stock	333.579689	$13.49	333.579689	D